

April 2, 2010

By U.S. Mail and Facsimile to: (202) 739-3001

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re:** **First BanCorp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 2, 2010**
> **File No. 001-14793**

Dear Mr. Odell:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1.   Please file a preliminary copy of the form of proxy with your next amendment. Refer to Rule 14a-6(a).

Certain Relationships and Related Person Transactions, page 26

2.   We note your response to comment 1 in our letter dated March 30, 2010. We also note the new disclosure on page 28 regarding an additional loan to a related person. For both of the loans discussed in this section, please revise to disclose the names of the related persons. Please also disclose the purposes and maturity dates of the loans.

Proposal No. 3, page 32

3.   We note your response to comment 2 in our letter dated March 30, 2010. In particular, we note your statement that Instruction 1 to Item 13 provides that the financial and other information required by Item 13(a) may be omitted when the matter to be acted upon is the issuance of common stock for cash. However, you disclose on page 32 that you do not know whether you will issue common stock for cash or for cash <u>and other assets</u>. Because you are asking for approval of the issuance of common stock for cash or assets, it does not appear that you are entitled to rely upon Instruction 1 to Item 13. Please revise to include the financial and other information required by Items 11(e) and 13(a) of Schedule 14A. To the extent you enter into an agreement to issue common stock in exchange for securities of another person, a going business or the assets of a going business, please confirm your intention to supplement the proxy statement with the information required by Item 14 of Schedule 14A.

4.   We note your response to comment 5 in our letter dated March 30, 2010. Please confirm that you have disclosed all known material information regarding the potential FDIC-assisted acquisitions discussed in your proxy statement.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any questions.

                                        Sincerely,

                                        Mark Webb
                                        Legal Branch Chief

cc: Linda L. Griggs
        Morgan, Lewis & Bockius LLP
        (By facsimile)